NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES REPORTS

FIRST QUARTER 2014 RESULTS

All dollar references are in U.S. dollars unless noted otherwise.

NEW YORK, April 25, 2014 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) today announced its financial results for the quarter ended March 31, 2014. The financial results are based on International Financial Reporting Standards (“IFRS”) unless noted otherwise.

	Three Months Ended
(US Millions, except per share amounts)	3/31/14	3/31/13
Funds from operations (1)	$156	$189
Net income attributable to common shareholders	93	275
Commercial property net operating income (1)	330	349
Fair value gains	354	171

Per common share - diluted
Net income	$0.15	$0.48
Funds from operations (1)	0.27	0.33
(1)	Non-IFRS measure. See definition under “Basis of Presentation”

Funds from operations (“FFO”) was $156 million or $0.27 per diluted common share for the quarter ended March 31, 2014, compared with $189 million or $0.33 per diluted common share during the same period in 2013. In the first quarter of 2013, FFO includes an investment gain of $22 million or $0.04 per diluted common share.

Net income attributable to common shareholders in the first quarter of 2014 was $93 million or $0.15 per diluted share, compared with $275 million or $0.48 per diluted share during the same period in 2013.

Commercial property net operating income for the first quarter of 2014 decreased to $330 million, compared with $349 million in the first quarter of 2013, partially due to the expiration of a large lease in Lower Manhattan. Excluding Brookfield Place New York and the impact of foreign exchange, same property net operating income on a proportionate basis grew 3.1% compared with the same period in 2013.

Common equity per share at March 31, 2014 is $21.05 compared to $21.06 as at December 31, 2013, and total return of $0.80 per diluted share during the quarter ended March 31, 2014 represented a 15% annual return on opening common equity per share.

OUTLOOK

“Leasing velocity in our largest market – downtown Manhattan – was particularly strong as tenants continue to appreciate the compelling advantages of operating in the area,” said Dennis Friedrich, chief executive officer of Brookfield Office Properties.

HIGHLIGHTS OF THE FIRST QUARTER

Leased 1.3 million square feet of space during the quarter at an average net rent of $32.14 per square foot, representing an 8% increase over expiring net rents in the period. The portfolio occupancy rate finished the quarter at 89.3%.

Leasing highlights from the first quarter include:

New York – 534,000 square feet

•	A 17-year new lease with Macmillan for 176,000 square feet at One New York Plaza
•	A 16-year new lease with Revlon for 90,000 square feet at One New York Plaza
•	A seven-year renewal with Richards Kibbe & Orbe LLP for 59,000 square feet at 200 Liberty Street
•	A 10-year new lease with the New York County District Attorney’s Office for 57,000 square feet at 250 Vesey Street

Houston – 189,000 square feet

•	A three-year renewal with United Airlines for 116,000 square feet at 1600 Smith Street
•	A 15-year new lease with The Petroleum Club of Houston for 30,000 square feet at 1201 Louisiana Street

Toronto – 154,000 square feet

•	A two-year renewal with Public Works and Government Services Canada for 52,000 square feet at 151 Yonge Street

Washington, D.C. – 126,000 square feet

•	A five-year renewal with the General Services Administration for 66,000 square feet at 650 Massachusetts Avenue

Announced $200 million redevelopment program for Five Manhattan West, previously known as 450 West 33rd Street. Along with a recladding of the building’s façade, renovations will include a redesigned lobby, upgraded and expanded elevators, and enhanced HVAC and mechanical systems. In addition, the company purchased a further 23.6% interest in the building for approximately $50 million, increasing its ownership stake to 98.6%.

Sold a 41% interest in Heritage Plaza, Houston, via a joint venture agreement with AEW Capital Management. Net proceeds to the company totaled approximately $118 million. The company will retain a 10% interest and maintain its leasing and property management responsibilities at the building.

Sold our 25% participating interest in NAB House, Sydney for A$116 million.

Consolidated debt facilities in Australia totaling A$245 million. The debt facilities for Darling Park Complex in Sydney and 235 St Georges Terrace in Perth were consolidated into a single facility at a floating interest rate of BBSY-1 month +1.85%.

* * *

Dividend Declaration

The Board of Directors of Brookfield Office Properties declared a quarterly common share dividend of $0.14 per share payable on June 30, 2014 to shareholders of record at the close of business on May 30, 2014. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. The quarterly dividends for the Class AAA Series G, H, J, and K were also declared payable on June 30, 2014 to shareholders of record at the close of business on May 30, 2014. The quarterly dividends for the Class AAA Series L, N, P, R, and T preferred shares were declared payable on June 30, 2014 to shareholders of record at the close of business on June 13, 2014, and quarterly dividends payable for the Class AAA series V, W and Y were declared payable on May 14, 2014 to shareholders of record on April 30, 2014.

Conference Call / Supplemental Information Package

Due to the pending acquisition of all of Brookfield Office Properties’ common shares via a plan of arrangement agreement with Brookfield Property Partners, the company will not be hosting a conference call this quarter nor will be providing a Supplemental Information package.

Basis of Presentation

This press release and accompanying financial information make reference to commercial property net operating income, funds from operations (on a total and per share basis), total return (on a total and per share basis) and common equity per share. Commercial property net operating income, funds from operations, total return and common equity per share do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. We define commercial property net operating income as revenue from commercial property operations less direct commercial property expense. Our definition of funds from operations includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO such as the exclusion of gains (or losses) from the sale of real estate property, the add back of any depreciation and amortization related to real estate assets and the adjustment to reflect our interest in unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as a result of our structure as a corporation as opposed to a real estate investment trust (“REIT”). Total return represents the amount by which we increase the value of our common equity through funds from operations and the increase or decrease in value of our investment properties over a period of time. Common equity per share represents the book value of our common equity, adjusted for proceeds from the assumed exercise of all options outstanding, divided by total common shares outstanding, including potential common shares from the exercise of all options. In calculating common equity per share on a pre-tax basis, we adjust the book value of our common equity by adding back our net deferred tax liabilities.

Commercial property net operating income is an important measure that we use to assess operating performance and funds from operations is a widely used measure in analyzing the performance of real estate. We provide the components of commercial property net operating income and a reconciliation of net income attributable to common shareholders to funds from operations with the financial information accompanying this press release. We reconcile funds from operations to net income attributable to common shareholders rather than cash flow from operating activities as we believe net income attributable to common shareholders is the most comparable measure. When calculating diluted funds from operations, total return and common equity per share in this press release, we exclude the effects of settling our capital securities – corporate through the issuance of common shares as our past practice has been to redeem our capital securities – corporate for cash rather than convert to common shares and our intention is to continue with this practice. This diluted calculation is not in accordance with IFRS. Diluted net income per share attributable to common shareholders is calculated in accordance with IFRS.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Brookfield Office Properties Profile

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. Its portfolio is comprised of interests in 113 properties totaling 88 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making Brookfield the global leader in the ownership and management of office assets. Landmark properties include Brookfield Places in Manhattan, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary and Darling Park in Sydney. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Matt Cherry, Vice President, Investor Relations and Communications

Tel: 212.417.7488; Email: matthew.cherry@brookfield.com

CONSOLIDATED BALANCE SHEETS

(US Millions, except per share amounts)	March 31, 2014	December 31, 2013

Assets
Investment properties
Commercial properties	$25,799	$25,152
Commercial developments	1,838	1,673
Equity accounted investments(1)	2,374	2,609
Receivables and other assets	777	602
Restricted cash and deposits	188	142
Cash and cash equivalents	513	713
Total assets	$31,489	$30,891

Liabilities
Commercial property debt	$14,082	$13,785
Accounts payable and accrued liabilities	1,300	1,199
Deferred tax liabilities	1,273	970
Capital securities – corporate	608	628
Capital securities – fund subsidiaries	514	491
Total liabilities	17,777	17,073
Equity
Preferred equity	1,542	1,542
Common equity	10,794	10,791
Total shareholders’ equity	12,336	12,333
Non-controlling interests	1,376	1,485
Total equity	13,712	13,818
Total liabilities and equity	$31,489	$30,891
Common equity per share(2)	$21.05	$21.06
Common equity per share (pre-tax)(2)	$23.47	$22.90
(1)	Includes properties and entities held through joint ventures and associates
(2)	Non-IFRS measure. See definition under “Basis of Presentation”

CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended
(US Millions)	3/31/14	3/31/13
Commercial property revenue	$582	$566
Direct commercial property expense	252	217
Interest and other income	29	40
Interest expense
Commercial property debt	161	156
Capital securities – corporate	8	10
Capital securities – fund subsidiaries	56	–
Administrative expense	36	42
Fair value gains (losses), net	354	171
Share of net earnings (losses) from equity accounted investments(1)	21	21
Income (loss) before income taxes	473	373
Income taxes	338	63
Net income (loss)	135	310
Net income (loss) attributable to non-controlling interests	42	35
Net income (loss) attributable to common shareholders	$93	$275
(1)	Includes valuation losses of $4 million and $3 million for the three months ended March 31, 2014 and March 31, 2013, respectively

	Three Months Ended
	3/31/14	3/31/13
Net income (loss) per share attributable to common shareholders – basic	$0.15	$0.51
Net income (loss) per share attributable to common shareholders – diluted	$0.15	$0.48

Reconcilation to funds from operations

	Three Months Ended
(US Millions, except per share amounts)	3/31/14	3/31/13
Net income (loss) attributable to common shareholders	$93	$275
Add (deduct) non-cash and certain other items:
Fair value and other (gains) losses	(354)	(171)
Fair value adjustments in net earnings from equity accounted investments	4	3
Amortization of lease incentives(1)	2	–
Interest expense – capital securities – fund subsidiaries	50	–
Non-controlling interests in above items	25	22
Income taxes	336	60
Funds from operations	$156	$189
Preferred share dividends	(20)	(20)
FFO attributable to common shareholders	$136	$169
Weighted average common shares outstanding – diluted	511.6	508.9
FFO per diluted share(2)	$0.27	$0.33
(1)	FFO definition has been revised on a prospective basis to include the add-back of lease incentive amortization in accordance with NAREIT and REALpac FFO definitions
(2)	The calculation of FFO per diluted share includes potential common shares at March 31, 2014, and March 31, 2013, from the exercise of options as well as restricted stock but excludes the effects of settling our capital securities – corporate in common shares as we intend to redeem our capital securities – corporate for cash prior to conversion

COMMMERCIAL PROPERTY NET OPERATING INCOME

	Three Months Ended
(US Millions)	3/31/14	3/31/13
Commercial property revenue	$582	$566
Direct commercial property expense	252	217
Commercial property net operating income	$330	$349

TOTAL RETURN

	Three Months Ended
(US Millions, except per share amounts)	3/31/14	3/31/13
Funds from operations	$156	$189
Fair value gains, net of non-controlling interests(1)	275	146
Preferred share dividends	(20)	(20)
Total return	$411	$315
Total return per diluted share(2)	$0.80	$0.62
(1)	Non-controlling interests includes fair value gains attributable to co-investors in Brookfield DTLA Holdings LLC which are recognized as interest expense – capital securities – fund subsidiaries
(2)	The calculation of total return per diluted share includes potential common shares at March 31, 2014, and March 31, 2013, from the exercise of options as well as restricted stock but excludes the effects of settling our capital securities – corporate in common shares as we intend to redeem our capital securities – corporate for cash prior to conversion